EXHIBIT 12.1

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                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
             FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1996 (a)
                            (in millions of dollars)


                                                                            Years Ended December 31,

                                                               1996       1995        1994      1993     1992
                                                               ----       ----        ----      ----     ----
Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-92 and 1-1-95........     $4,215     $1,201     $1,409    $1,392    $1,707
Dividends from less than 50% owned companies
   more or (less) than equity in net income..............         (4)         1        (1)        (8)      (9)
Minority interest in net income..........................         72         54         44        17        18
Previously capitalized interest charged to
   income during the period..............................         27         33         29        33        30
                                                              ------     ------     ------    ------    ------
        Total earnings...................................      4,310      1,289      1,481     1,434     1,746
                                                              ------     ------     ------    ------    ------
Fixed charges:
   Items charged to income:
     Interest charges....................................        551        614        594       546       551
     Interest factor attributable to operating
          lease rentals..................................        129        110        118        91        94
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.......................         35         36         31         4        --
                                                              ------     ------     ------    ------    ------
        Total items charged to income....................        715        760        743       641       645

   Interest capitalized..................................         16         28         21        57       109
   Interest on ESOP debt guaranteed by Texaco Inc........         10         14         14        14        18
                                                              ------     ------     ------    ------    ------
        Total fixed charges..............................        741        802        778       712       772
                                                              ------     ------     ------    ------    ------
Earnings available for payment of fixed charges..........     $5,025     $2,049     $2,224    $2,075    $2,391
   (Total earnings + Total items charged to income)           ======     ======     ======    ======    ======

Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis...........................       6.79       2.55       2.86      2.91      3.10
                                                              ======     ======     ======    ======    ======


(a)  Excludes discontinued operations.

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